Exhibit (a)(32)

                          [Hilton Hotels Corporation Logo]

         CORPORATE NEWS

                        Contact:  Marc Grossman
                                  Sr. Vice President - Corporate Affairs
                                  310-205-4030

                                  Kathy Shepard
                                  Vice President - Corporate Communications
                                  310-205-7676


                      HILTON EXTENDS TENDER OFFER FOR ITT STOCK

              BEVERLY HILLS, Calif., October 10, 1997 -- Hilton Hotels Corporation (NYSE:HLT) today extended its cash tender offer for
         50.1 percent of the shares of ITT at $70 per share. The offer, which had an expiration date of October 10, 1997, is now scheduled to expire at 12 midnight, New York City time, on Friday, October 24, 1997, unless again extended. To date, approximately 19.8 million ITT shares have been tendered.

              Hilton's offer of $70 per share represents a premium of 64 percent over the closing price for ITT's stock on January 27, the day Hilton announced its bid to acquire ITT. Following completion of the tender offer, Hilton intends to consummate a merger in which all remaining ITT shares would be exchanged for Hilton stock at $70 per ITT share, subject to the recently disclosed collar provisions. ITT has approximately 122.7 million shares on a fully diluted basis, giving the transaction a total net equity value of approximately $8.3 billion.

              The complete terms and conditions of the tender offer are set forth in the offering documents filed August 7, 1997 with the Securities and Exchange Commission. Donaldson, Lufkin & Jenrette Securities Corporation is acting as Dealer Manager for the offer and MacKenzie Partners, Inc., is acting as Information Agent.

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